BLACKBURN & STOLL, LC
                                Attorneys at Law
                          257 East 200 South, Suite 800
                           Salt Lake City, Utah 84111
                            Telephone (801) 521-7900
                               Fax (801) 521-7965



                                 August 4, 2006


Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-3561

      Re:  World Trophy Outfitters, Inc.
           Form SB-2, Filed May 15, 2006
           File No. 333-128532

Dear Mr. Reynolds:

         This letter is submitted on behalf of World Trophy Outfitters, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Company's Amendment No. 2 to its Registration Statement of Form SB-2 (the "Registration Statement"). We appreciate the careful review and the useful comments provided by the staff. The accompanying amendment to the Registration Statement has been revised in response to the staff's comment and has been updated to reflect developments in the Company's business.

         The following sets forth the SEC staff's comments as reflected in the staff's letter dated June 16, 2006, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company, where required, are shown in indented text.

General Comments

      1. Please ensure that all of your financial information and related disclosures are updated to the most recent practicable date in any subsequent amendment.

         The registration statement has been revised to respond to this comment.

Mr. Reynolds
August 4, 2006
Page 2

Risk Factors, page 4

      2. The staff notes that there appears to be some confusion regarding our prior comment 2. The staff read your "and" in the conjunctive to indicate that, in addition to your describing material risks, you were also describing other risks which you knew of, but were not material. Accordingly, please revise your disclosure to state that you are describing all material risks that relate specifically to your company.

         The registration statement has been revised to respond to this comment.

      3. We note your response to comment 3. Please revise to indicate the amount of your working capital.

         The registration statement has been revised to respond to this comment.

Use of Proceeds, page 9

      4. We note your response to our prior comment 8 where you indicate that the product development, office supplies and travel cost expenses will be funded with your revenues. Please address whether your revenue stream will be adequate to fund these expenses. We note that you have had negative cash flows from operations. We may have further comment.

         The registration statement has been revised to respond to this comment. See the second to the last paragraph under Use of Proceeds.

 Our Marketing and Advertising Plan, page 13

      5. The staff notes your response to our prior comment 12 and understands your position. However, we continue to believe that more information is warranted here. For example, what contacts will Mr. Pcay reach out to, what is the source of his relationship with these contacts, why does he believe that these contacts will want these services and how will he contact them -- phone, direct mail, etc.

         The registration statement has been revised to respond to this comment. See the last paragraph under Our Marketing and Advertising Plan.

Sources and Availability of Hunting Packages. page 15

      6. In your response to our prior comment 15 you indicate that you receive email confirmations as opposed to written contracts for your purchased hunts. Please incorporate this into your disclosures.

         The registration statement has been revised to respond to this comment. See the last sentence under Sources and Availability of Hunting Packages.

Mr. Reynolds
August 4, 2006
Page 3

Distribution, page 15

      7. We partially reissue our prior comment 17. Please provide additional disclosure about how the company engages its clients and delivers its services to them.

         The registration statement has been revised to respond to this comment.

Liquidity and Capital Resources, page 20

      8. We reissue our prior comment 26. Please expand your discussion of the items that impacted your cash flow from operations during the relevant periods. In this respect the staff is looking for more specific disclosures of the company's expenditures and receipts during the relevant periods.

         The registration statement has been revised to respond to this comment.

      9. The staff reissues its prior comment 27. Please revise to indicate the financing activities through the latest interim financial statements.

         The registration statement has been revised to respond to this comment.

Accounting comments

Management's Discussion and Analysis or Plan of Operation, page 16

      10. We do not see where you have responded to our prior comment 22; therefore, we are reissuing our comment. We note the revised table on page 17 lists 15 hunts sold as of May 11, 2006. Please revise your table to reconcile your licenses sold (or hunting packages sold) and acquisition cost to revenues and cost of sales for each period for which a statement of operations is presented.

         The registration statement has been revised to respond to this comment.

      11. We note that you recognized $5,000 in consulting services revenue. You disclose, "Since Mr. Peay is not taking a salary, this revenue was generated at nominal expense." Based on your statement of stockholders equity, it appears you have not recorded the value of these services as both cost of sales and contributed capital. Please advise or revise.

         The registration statement has been revised to respond to this comment.

Financial Statements

Notes to Financial Statements

Note 1--Organization and Summary of Significant Accounting Policies

Revenue Recognition, F-7

Mr. Reynolds
August 4, 2006
Page 4

      12. Please revise your policy disclosure for consulting services to address each of the four criteria described in SAB 104. Disclose the significant terms and conditions related to your consulting services, including any customer acceptance provisions and other post-delivery obligations (e.g. providing your customers with future services, etc.). Revise MD&A accordingly.

         The registration statement has been revised to respond to this comment.

      13. We reviewed your response to our prior comment 42. Your response did not address our entire comment, thus the comment will be reissued in part. In addition to our comments above related to your consulting services, provide a detailed discussion of the applicability of EITF 00-21, Revenue Arrangements with Multiple Deliverables, and how your accounting treatment is consistent with this guidance.

         Through March 31, 2006, the Company has recognized consulting revenue from only one consulting arrangement. The Company has reviewed the revenue recognition requirements for each delivered service in this initial arrangement in accordance with the criteria in paragraph 9 of EITF 00-21 and has concluded that the services provided in this initial arrangement did not represent separate units of accounting because the delivered services would not have value on a standalone basis.

         The Company has expanded its revenue recognition policy disclosure in the notes to the financial statements and in Management's Discussion and Analysis and Plan of Operation to clarify that the initial and all future services contracts will be evaluated for revenue recognition in accordance with the three criteria outlined in paragraph 9 of EITF 00-21.

Other Regulatory

      14. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

         The Staff's comment is noted.

Part II

Recent Sales of Unregistered Securities, page II-1

      15. We note your response to comment 46. As previously requested, you must indicate the specific exemptions relied upon and indicate the facts relied upon to make each exemption available for the noted transactions. We may have further comment.

         The registration statement has been revised to respond to this comment.

Mr. Reynolds
August 4, 2006
Page 5

      16. We note your statement that "the investors represented that they were accredited and sophisticated ...." The company must make the determination that they were accredited and sophisticated. Revise as appropriate.

         The registration statement has been revised to respond to this comment.

Undertakings, pane 11-2

      17. Please revise to provide the exact required undertakings set forth in
Item 512(a) of Regulation S-B.

         The registration statement has been revised to respond to this comment.

Signatures

      18. Revise to provide the following statement on the signature page in the appropriate location: In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated. See Signatures section of Form SB-2.

         The registration statement has been revised to respond to this comment.

         Please contact the undersigned at (801) 521-7900 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                     Very truly yours,

                                                     BLACKBURN & STOLL, LC

                                                     /s/ Eric L. Robinson

                                                     Eric L. Robinson

cc: Mr. Don Peay